Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148414

SUPPLEMENT NO. 7
DATED SEPTEMBER 13, 2010
TO THE PROSPECTUS DATED APRIL 27, 2010

OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated April 27, 2010, Supplement No. 5 dated August 10, 2010 and Supplement No. 6 dated August 16, 2010. Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the following:

•                  status of the offering;

•                  an updated risk factor; and

•                  recent portfolio activity.

Status of the Offering

We commenced our initial public offering of common stock on September 5, 2008.  Through September 3, 2010, we have accepted investors’ subscriptions to this public offering and issued approximately 80.3 million shares of our common stock pursuant to our initial public offering (including the primary offering and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $799.4 million.  We have approximately 122.8 million shares remaining for sale in the primary portion of our public offering and 46.9 million shares remaining for sale in the distribution reinvestment plan.  We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

Update to Risk Factor

The following risk factor replaces the similar risk factor appearing in the section of the prospectus entitled “Risk Factors—Risks Related to Our Business in General.”

We and the other public Behringer Harvard sponsored programs have experienced losses in the past, and we may experience similar losses in the future.

For the twelve months ended December 31, 2009 and the six months ended June 30, 2010, we had net losses of $8.3 million and $17.8 million, respectively.  Our losses can be attributed, in part, to the initial start-up costs and operating expenses incurred prior to purchasing properties or making other investments that generate revenue. In addition, depreciation and amortization expenses substantially reduced our income. Due to recent changes in accounting principles generally accepted in the United States which were effective in 2009, acquisition expenses now also reduce income (prior to 2009 such expenses were capitalized). Historically, other public programs sponsored by affiliates of our advisor have also experienced losses during the early periods of their operation. For the reasons described above, we cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

PORTFOLIO ACTIVITY

Recent Acquisitions and Financings

The Venue

Effective as of August 24, 2010, The Venue BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest acquired the developer partner’s interest in The Venue, resulting in 100% ownership of the multifamily community by the BHMP CO-JV.  Effective as of August 24, 2010, the BHMP CO-JV effectively converted to equity its $5.8 million mezzanine loan made to the property owner.  In connection with these transactions, the BHMP CO-JV paid the developer partner approximately $0.4 million.  The BHMP CO-JV funded the transaction with capital contributions from us and the BHMP Co-Investment Partner. Our share of the capital contribution was approximately $0.2 million, which was funded with proceeds from this offering.

In addition, on August 26, 2010, The Venue BHMP CO-JV acquired the senior construction loan for The Venue.  The loan was acquired for $17.9 million.  The BHMP CO-JV funded the transaction with capital contributions from us and the BHMP Co-Investment Partner. Our share of the capital contribution was approximately $9.8 million, which was funded with proceeds from this offering.

Halstead

On September 1, 2010, the Halstead BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest prepaid the outstanding balance of the mortgage loan secured by Halstead.  The prepayment was made at a par price without payment of a prepayment penalty in accordance with the loan documents.  The total amount of the payment, net of escrow and other credits, was approximately $21.9 million.  The BHMP CO-JV funded the transaction with capital contributions from us and the BHMP Co-Investment Partner. Our share of the capital contribution was approximately $12.1 million, which was funded with proceeds from this offering.

Tupelo Alley

On September 9, 2010, the Tupelo Alley BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest entered into a Fannie Mae-financed loan with Amerisphere Multifamily Finance, LLC, as lender, to borrow approximately $19.25 million, all of which was advanced to the BHMP CO-JV on the closing date of the loan.  The proceeds of the loan were used to finance the BHMP CO-JV’s investment in Tupelo Alley, which it acquired on June 10, 2010.  The loan is secured by a first mortgage lien on the assets of Tupelo Alley including the land, improvements, fixtures, personalty, contracts, leases, rents and reserves.  The loan bears interest at an annual rate of 3.58%, has an 84-month term with monthly interest-only payments and matures on October 1, 2017.  The BHMP CO-JV has the right to prepay the outstanding amount in full at any time, but with the payment of a prepayment premium if prepaid before June 30, 2017. If the prepayment is made before March 31, 2017, the premium is equal to the greater of (a) 1% of the principal being prepaid or (b) the yield maintenance amount.  If the prepayment is made on or after March 31, 2017 but before June 30, 2017, the premium is equal to 1% of the principal being prepaid.

Additional Borrowing under our Credit Facility

As of September 13, 2010, the outstanding principal balance of our $150 million credit facility was $55 million, and the collateral pool securing such amount consisted of Grand Reserve Orange, the residential portion of The Lofts at Park Crest, and Uptown Post Oak.

Potential Acquisitions

Aqua

On September 3, 2010, we entered into an agreement to acquire 75% of the membership interests (the “Interests”) in Aqua Rental LLC (“Aqua Rental”) from unaffiliated sellers, Lakeshore Aqua Rental LLC  (“Lakeshore”) and Magellan Aqua LLC (“Magellan”) (collectively, the “Sellers”).  Lakeshore currently owns 99.9% of the membership interests in Aqua Rental, and Magellan currently owns the remaining 0.1%.

At the closing of this transaction, Aqua Rental will own two of the five legally divided parcels that make up Aqua at Lakeshore East, an 82-story, mixed-use building located in Chicago, Illinois and completed in 2009 (the parcels are currently owned by Aqua at Lakeshore East, LLC, an affiliate of the Sellers).  These two parcels consist of (i) 474 residential apartments located on levels 19 through 52 of the building and related amenities and facilities located on levels 1 through 3 and P1 through P5, including a public parking garage with approximately 967 parking spaces, and (ii) approximately 60,700 square feet of space for commercial and retail uses located on levels P1, 1 and 2 of the building.

If the purchase of the Interests is consummated, we will, through our subsidiaries or affiliates, become party to Aqua Rental’s amended and restated limited liability company agreement (the “LLC Agreement”).  One subsidiary or affiliate of ours will acquire the 0.1% interest in Aqua Rental owned by Magellan and serve as the managing member.  Another subsidiary or affiliate of ours will acquire a 74.9% interest in Aqua Rental from Lakeshore.  Lakeshore will retain the remaining 25.0% interest in Aqua Rental.  Our subsidiary or affiliate acting as the managing member will have exclusive control of the management, control and direction of Aqua Rental and its operations.  Below, we refer to such subsidiaries or affiliates collectively as “we” or “us.”

Under the LLC Agreement, distributions of the net cash flow of Aqua Rental will first be paid to us until we receive distributions in an amount equal to a 9% annual return, compounded annually, on our capital contributions, which are currently contemplated to be $89 million.  Distributions will continue to be paid to us until we receive distributions in an additional amount equal to our capital contributions.  Thereafter, 100% of remaining distributions will be paid to all of the members of Aqua Rental pro rata in accordance with each member’s interest.

We may, in anticipation of a capital transaction, exercise a call right under the LLC agreement to acquire Lakeshore’s 25.0% membership interest in Aqua Rental in exchange for a profits participation agreement providing Lakeshore with the same economic rights it would have as a member pursuant to the distribution provisions described above.  In addition, either we or Lakeshore may initiate buy/sell proceedings pursuant to which an offer for the other’s interests may be made.  If the offeree does not accept the offer, it must purchase the offeror’s interests based on the same valuation of Aqua Rental implied by the offeror’s offer.  No buy/sell offer may be made until after the third anniversary of the date of the LLC Agreement.  Finally, if we propose to transfer our interests in Aqua Rental to one or more third parties, then Lakeshore will be required to transfer all of its interests in the same transaction.

The contract purchase price for the Interests is $189 million, excluding closing costs and adjustments.  We expect to obtain financing in the amount of at least $100 million in connection with the acquisition.  If the purchase is consummated, we expect that the purchase price not funded by the loan will be funded from proceeds of this offering.

The consummation of the purchase of the Interests is subject to substantial conditions.  The consummation of this acquisition generally will depend upon:

•                  our obtaining financing in the amount of at least $100 million in connection with the acquisition;

•                  execution of an office lease agreement pursuant to which Aqua Rental leases approximately 41,981 square feet of commercial office space to Magellan or an affiliate thereof;

•                  execution of a parking master lease agreement for the 967-space parking garage in Aqua at Lakeshore East pursuant to which Aqua Rental leases such parking garage to either (a) an affiliate of Lakeshore who will then either sublease or enter into a new management agreement with a first-class commercial parking garage operator that is not an affiliate of Lakeshore or us or (b) a joint venture between an affiliate of Lakeshore and first class commercial parking garage operator that is not an affiliate of Lakeshore;

•                  execution of a property management agreement pursuant to which Aqua Rental engages an affiliate of Lakeshore;

•                  the completion of a sale by the Sellers of the hotel contained in the Aqua at Lakeshore East building;

•                  the satisfaction of the other conditions to the acquisition contained in the relevant contracts;

•                  no material adverse change occurring relating to the property; and

•                  our receipt of satisfactory due diligence information, including but not limited to, environmental and property condition reports, and lease information.

Atlanta Asset

Effective as of September 10, 2010, we entered into an agreement to purchase a multifamily community located in Atlanta, Georgia (the “Atlanta Asset”).  The Atlanta Asset is a multifamily community with 283 units and approximately 10,000 square feet of retail space with amenities, including a fitness center, two pools and a cyber cafe.  The contract purchase price for the Atlanta Asset is $40.4 million, excluding closing costs.  On September 10, 2010, we deposited $0.5 million in earnest money.  Upon satisfaction of certain conditions, but prior to closing, we will be obligated to provide an additional $0.5 million in earnest money.  If the purchase is consummated, we expect that the purchase price will be funded with proceeds from this offering.

The consummation of the purchase of the Atlanta Asset is subject to substantial conditions.  The consummation of this acquisition generally will depend upon:

•                  the satisfaction of the conditions to the acquisition contained in the relevant contracts;

•                  no material adverse change occurring relating to the community; and

•                  our receipt of satisfactory due diligence information, including but not limited to, environmental and property condition reports, and lease information.

Other assets may be identified in the future that we may acquire before or instead of the investments described above.  As of the date of this supplement, we cannot make any assurances that the closings of these investments are probable.